SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: September 3, 2004	By:/s/ Nancy C. Gardner

31 August 2004.     Thomas Henry Glocer, Devin Norse Wenig, David John Grigson

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Reuters Group PLC

2. Name of director

Thomas Henry Glocer
David John Grigson
Devin Norse Wenig

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer
David John Grigson
Devin Norse Wenig

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable

7. Number of shares / amount of stock acquired

Not applicable

8. Percentage of issued class

Not applicable

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Not applicable

12. Price per share

Not applicable

13. Date of transaction

Not applicable

14. Date company informed

Not applicable

15. Total holding following this notification

Not applicable

16. Total percentage holding of issued class following this notification

Not applicable

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

27 August 2004 – Discretionary Share Option Plan (DSOP)

18. Period during which or date on which exercisable

DSOP earliest exercise date – the third anniversary of the Date of Grant (subject to the satisfaction of the performance conditions).

19. Total amount paid (if any) for grant of the option

£Nil

20. Description of shares or debentures involved: class, number

Thomas Henry Glocer – DSOP 1,000,928 Ordinary shares
David John Grigson – DSOP 155,892 Ordinary shares
Devin Norse Wenig – DSOP 155,892 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.21

22. Total number of shares or debentures over which options held following this notification

Thomas Henry Glocer – 217,091 shares, 5,765,972 DSOPs and 2,853,314 LTIPs
David John Grigson – 48,430 shares, 1,000,695 DSOPs and 506,078 LTIPs
Devin Norse Wenig – 78,354 shares, 923,411 DSOPs and 436,212 LTIPs

23. Any additional information

Awards are subject to the achievement of certain performance criteria.

24. Name of contact and telephone number for queries

Elizabeth Maclean – 001 212 6462234257

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

31 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.